ISSUER FREE WRITING PROSPECTUS Filed Pursuant to Rule 433 Registration Statement No. 333-156695 Dated September 30, 2011

UBS AG Trigger Yield Optimization Notes

UBS AG $•   Notes linked to the iShares® Russell 2000® Index Fund due on or about October 15, 2012

Investment Description

UBS AG Trigger Yield Optimization Notes (the “Notes”) are unsubordinated, unsecured debt obligations issued by UBS AG (“UBS”) linked to the iShares® Russell 2000® Index Fund (the “underlying equity”). The issue price of each Note will be equal to the initial price of the underlying equity on the trade date. On a monthly basis, UBS will pay you a coupon regardless of the performance of the underlying equity. At maturity, UBS will either pay you the principal amount per Note or, if the closing price of the underlying equity on the final valuation date is below the specified trigger price, UBS will deliver to you one share of the underlying equity per Note (subject to adjustments in the case of certain corporate events described in the accompanying Trigger Yield Optimization Notes product supplement under “General Terms of the Notes — Antidilution Adjustments”). Investing in the Notes involves significant risks. You may lose some or all of your principal amount. In exchange for receiving a coupon on the Notes, you are accepting the risk of receiving shares of the underlying equity at maturity that are worth less than your principal amount and the credit risk of UBS for all payments under the Notes. Generally, the higher the coupon rate on a Note, the greater the risk of loss on that Note. The contingent repayment of principal only applies if you hold the Notes until maturity. Any payment on the Notes, including any repayment of principal, is subject to the creditworthiness of UBS. If UBS were to default on its payment obligations, you may not receive any amounts owed to you under the Notes and you could lose your entire investment.

Features
☐	Income: Regardless of the performance of the underlying equity, UBS will pay you a monthly coupon. In exchange for receiving the monthly coupon on the Notes, you are accepting the risk of receiving shares of the underlying equity at maturity that are worth less than your principal amount and the credit risk of UBS for all payments under the Notes.
☐	Contingent Repayment of Principal Amount at Maturity: If the price of the underlying equity does not close below the trigger price on the final valuation date, UBS will pay you the principal amount per Note at maturity and you will not participate in any appreciation or decline in the value of the underlying equity. If the price of the underlying equity closes below the trigger price on the final valuation date, UBS will deliver to you one share of the underlying equity per Note at maturity, which is expected to be worth significantly less than the principal amount and may have no value at all. The contingent repayment of principal only applies if you hold the Notes until maturity. Any payment on the Notes, including any repayment of principal, is subject to the creditworthiness of UBS.

Key Dates*

Trade Date	October 7, 2011
Settlement Date	October 13, 2011
Final Valuation Date	October 9, 2012
Maturity Date	October 15, 2012
*	Expected. See page 3 for additional details.

NOTICE TO INVESTORS: THE NOTES ARE SIGNIFICANTLY RISKIER THAN CONVENTIONAL DEBT INSTRUMENTS. THE ISSUER IS NOT NECESSARILY OBLIGATED TO REPAY THE FULL PRINCIPAL AMOUNT OF THE NOTES AT MATURITY, AND THE NOTES CAN HAVE DOWNSIDE MARKET RISK SIMILAR TO THE UNDERLYING EQUITY. THIS MARKET RISK IS IN ADDITION TO THE CREDIT RISK INHERENT IN PURCHASING A DEBT OBLIGATION OF UBS. YOU SHOULD NOT PURCHASE THE NOTES IF YOU DO NOT UNDERSTAND OR ARE NOT COMFORTABLE WITH THE SIGNIFICANT RISKS INVOLVED IN INVESTING IN THE NOTES.

YOU SHOULD CAREFULLY CONSIDER THE RISKS DESCRIBED UNDER “KEY RISKS” BEGINNING ON PAGE 7 AND UNDER “RISK FACTORS” BEGINNING ON PAGE PS-12 OF THE TRIGGER YIELD OPTIMIZATION NOTES PRODUCT SUPPLEMENT BEFORE PURCHASING ANY NOTES. EVENTS RELATING TO ANY OF THOSE RISKS, OR OTHER RISKS AND UNCERTAINTIES, COULD ADVERSELY EFFECT THE MARKET VALUE OF, AND THE RETURN ON, YOUR NOTES. YOU MAY LOSE SOME OR ALL OF YOUR INITIAL INVESTMENT IN THE NOTES.

Note Offering

These preliminary terms relate to the Notes we are offering. The Notes are linked to the iShares® Russell 2000® Index Fund. The coupon rate, initial price and trigger price for the Notes will be set on the trade date. Coupons will be paid monthly in arrears in 12 equal installments.

Underlying Equity	Ticker	Coupon Rate	Total Coupon Payable	Initial Price	Trigger Price	CUSIP	ISIN
iShares® Russell 2000® Index Fund	IWM	8.75% to 11.25% per annum	8.75% to 11.25%	$•	75% of Initial Price	90268F302	US90268F3029

See “Additional Information about UBS and the Notes” on page 2. Each Note we are offering will have the terms set forth in the Trigger Yield Optimization Notes product supplement relating to the Notes, the accompanying prospectus and this free writing prospectus.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these Notes or passed upon the adequacy or accuracy of this free writing prospectus, or the accompanying Trigger Yield Optimization Notes product supplement or prospectus. Any representation to the contrary is a criminal offense. The Notes are not deposit liabilities of UBS AG and are not FDIC insured.

Offering of Notes	Issue Price to Public		Underwriting Discount		Proceeds to UBS AG
	Total	Per Note	Total	Per Note	Total	Per Note
iShares® Russell 2000® Index Fund	$•	100%	$•	2%	$•	98%

UBS Financial Services Inc.	UBS Investment Bank

Additional Information about UBS and the Notes

UBS has filed a registration statement (including a prospectus, as supplemented by a product supplement for the Notes) with the Securities and Exchange Commission, or SEC, for the offering to which this free writing prospectus relates. Before you invest, you should read these documents and any other documents relating to the Notes that UBS has filed with the SEC for more complete information about UBS and this offering. You may obtain these documents for free from the SEC website at www.sec.gov. Our Central Index Key, or CIK, on the SEC website is 0001114446. Alternatively, UBS will arrange to send you these documents if you so request by calling toll-free 800-722-7370.

You may access these documents on the SEC website at www.sec.gov as follows:

♦	Trigger Yield Optimization Notes product supplement dated January 4, 2011:

http://www.sec.gov/Archives/edgar/data/1114446/000139340111000006/c206731_690579-424b2.htm

♦	Prospectus dated January 13, 2009:

http://www.sec.gov/Archives/edgar/data/1114446/000095012309000556/y73628b2e424b2.htm

References to “UBS,” “we,” “our” and “us” refer only to UBS AG and not to its consolidated subsidiaries. In this document, “Trigger Yield Optimization Notes” or the “Notes” refer to the Notes that are offered hereby. Also, references to the “Trigger Yield Optimization Notes product supplement” mean the UBS product supplement, dated January 4, 2011, relating to the Notes generally, and references to the “accompanying prospectus” mean the UBS prospectus titled, “Debt Securities and Warrants”, dated January 13, 2009.

Indicative Terms

Issuer	UBS AG, London Branch
Issue Price per Note	Equal to 100% of the principal amount per Note.
Principal Amount per Note	Equal to the initial price (as defined below) of the underlying equity.
Term	Approximately 12 months. The Notes are expected to price on or about October 7, 2011 and settle on or about October 13, 2011. In the event that we make any changes to the expected trade date and settlement date, the final valuation date and maturity date will be changed to ensure that the stated term of the Notes remains the same.
Underlying Equity	iShares® Russell 2000® Index Fund
Coupon Payments	Coupon paid in arrears in twelve equal monthly installments based on the coupon rate regardless of the performance of the underlying equity. The coupon rate is expected to be between 8.75% to 11.25% per annum. The actual coupon rate per annum will be set on the trade date.
1st Installment through 12th Installment	Between 0.7292% to 0.9375%. The actual installment amount will be set on the trade date.
Total Coupon Payable	The total coupon payable is expected to be between 8.75% to 11.25%. The total coupon payable will be set on the trade date.
Trigger Price	75% of the initial price of the underlying equity, as specified on the first page of this free writing prospectus. The trigger price is subject to adjustments in the case of certain corporate events, as described in the Trigger Yield Optimization Notes product supplement.

Payment at Maturity (per Note)(1)	If the final price of the underlying equity is not below the trigger price, at maturity we will pay you an amount in cash equal to your principal amount.
If the final price of the underlying equity is below the trigger price, at maturity we will deliver to you one share of the underlying equity for each Note you own.
Closing Price	On any trading day, the last reported sale price (or, in the case of NASDAQ, the official closing price) of the underlying equity during the principal trading session on the principal national securities exchange on which it is listed for trading, as determined by the calculation agent.
Initial Price	The closing price of the underlying equity on the trade date, as determined by the calculation agent.
Final Price	The closing price of the underlying equity on the final valuation date.
Investment Timeline

INVESTING IN THE NOTES INVOLVES SIGNIFICANT RISKS. YOU MAY LOSE SOME OR ALL OF YOUR PRINCIPAL AMOUNT. YOU MAY RECEIVE SHARES AT MATURITY THAT ARE WORTH LESS THAN YOUR PRINCIPAL AMOUNT OR MAY HAVE NO VALUE AT ALL. ANY PAYMENT ON THE NOTES, INCLUDING ANY REPAYMENT OF PRINCIPAL, IS SUBJECT TO THE CREDITWORTHINESS OF UBS. IF UBS WERE TO DEFAULT ON ITS PAYMENT OBLIGATIONS, YOU MAY NOT RECEIVE ANY AMOUNTS OWED TO YOU UNDER THE NOTES AND YOU COULD LOSE YOUR ENTIRE INVESTMENT.

(1)	If the calculation agent adjusts the number of shares of the underlying equity due to be delivered to you for certain corporate events affecting the underlying equity, we will pay cash in lieu of delivering any fractional shares of the underlying equity in an amount equal to that fraction multiplied by the closing price of the underlying equity on the final valuation date.

Investor Suitability

The Notes may be suitable for you if:

♦	You fully understand the risks inherent in an investment in the Notes, including the risk of loss of your entire initial investment.
♦	You can tolerate a loss of all or a substantial portion of your investment and are willing to make an investment that may have the same downside market risk as an investment in the underlying equity.
♦	You believe the final price of the underlying equity is not likely to be below the trigger price and, if it is, you can tolerate receiving shares of the underlying equity at maturity worth less than your principal amount or that may have no value at all.
♦	You understand and accept that you will not participate in any appreciation in the price of the underlying equity and that your return at maturity is limited to the coupons paid on the Note.
♦	You can tolerate fluctuations in the price of the Notes prior to maturity that may be similar to or exceed the downside price fluctuations of the underlying equity.
♦	You are willing to invest in the Notes based on the expected coupon rate specified on the cover hereof (the actual coupon rate will be determined on the trade date and will not be less than the expected coupon rate set forth herein).
♦	You are willing and able to hold the Notes to maturity, a term of approximately 12 months, and accept that there may be little or no secondary market for the Notes.
♦	You are willing to assume the credit risk of UBS for all payments under the Notes, and understand that if UBS defaults on its obligations you may not receive any amounts due to you including any repayment of principal.

The Notes may not be suitable for you if:

♦	You do not fully understand the risks inherent in an investment in the Notes, including the risk of loss of your entire initial investment.
♦	You require an investment designed to provide a full return of principal at maturity.
♦	You are not willing to make an investment that may have the same downside market risk as an investment in the underlying equity.
♦	You believe the final price of the underlying equity is likely to be below the trigger price, which could result in a total loss of your initial investment.
♦	You cannot tolerate receiving shares of the underlying equity at maturity worth less than your principal amount or that may have no value at all.
♦	You seek an investment that participates in the full appreciation in the price of the underlying equity or that has unlimited return potential.
♦	You cannot tolerate fluctuations in the price of the Notes prior to maturity that may be similar to or exceed the downside price fluctuations of the underlying equity.
♦	You are unwilling to invest in the Notes based on the expected coupon rate specified on the cover hereof (the actual coupon rate will be determined on the trade date and will not be less than the expected coupon rate set forth herein).
♦	You are unable or unwilling to hold the Notes to maturity, a term of approximately 12 months, and seek an investment for which there will be an active secondary market.
♦	You are not willing to assume the credit risk of UBS for all payments under the Notes, including any repayment of principal.

The suitability considerations identified above are not exhaustive. Whether or not the Notes are a suitable investment for you will depend on your individual circumstances and you should reach an investment decision only after you and your investment, legal, tax, accounting and other advisors have carefully considered the suitability of an investment in the Notes in light of your particular circumstances. You should also review carefully the “Key Risks” beginning on page 7 of this free writing prospectus for risks related to an investment in the Notes.

Coupon Payment Dates

Coupon will be paid in arrears in twelve equal monthly installments on the coupon payment dates listed below:

November 14, 2011	May 14, 2012
December 13, 2011	June 13, 2012
January 13, 2012	July 13, 2012
February 13, 2012	August 13, 2012
March 13, 2012	September 13, 2012
April 13, 2012	October 15, 2012

Any payment on your Notes that would otherwise be due on a coupon payment date that is not a business day will instead be paid on the next day that is a business day, with the same effect as if paid on the original due date. The record date for coupon payment will be one business day preceding the coupon payment date.

What are the Tax Consequences of the Notes?

The United States federal income tax consequences of your investment in the Notes are uncertain. Some of these tax consequences are summarized below, but we urge you to read the more detailed discussion in ``Supplemental U.S. Tax Considerations” beginning on page PS-41 of the Trigger Yield Optimization Notes product supplement. The following discussion supplements the discussion in ``Supplemental U.S. Tax Considerations” beginning on page PS-41 of the Trigger Yield Optimization Notes product supplement.

The United States federal income tax consequences of your investment in the Notes are complex and uncertain. By purchasing a Note, you and UBS hereby agree (in the absence of an administrative determination or judicial ruling to the contrary) to characterize a Note for all tax purposes as an investment unit consisting of a non-contingent debt instrument and a put option contract in respect of the underlying equity. The terms of the Notes require (in the absence of an administrative determination or judicial ruling to the contrary) that you treat your Notes for U.S. federal income tax purposes as consisting of two components:

Debt component — Because the Notes have a term greater than one year, amounts treated as interest on the debt component would be includible in income by you in accordance with your regular method of accounting for interest for United States federal income tax purposes.

Put option component — The put option component would generally not be taxed until sale or maturity. At maturity, the put option component either would be taxed as a short-term capital gain if the principal amount is repaid in cash or would reduce the basis of any underlying equity if you receive (or are deemed to receive if the cash equivalent is paid) the underlying equity.

With respect to coupon payments you receive, you agree to treat such payments as consisting of interest on the debt component and a payment with respect to the put option as follows:

Underlying Equity	Coupon Rate (to be determined on trade date)	Interest on Debt Component	Put Option Component
iShares® Russell 2000® Index Fund	8.75% to 11.25% per annum	• % per annum	• % per annum

Upon sale or exchange of your Notes you would be required to apportion the value of the amount you receive between the Debt Portion and the Put Option on the basis of the fair market values thereof on the date of sale or exchange. Except to the extent such gain or loss is attributable to accrued and unpaid interest with respect to the Debt Portion, any gain or loss recognized with respect to the Debt Portion would be capital gain or loss (and such gain or loss would be long-term to the extent that you have held the Note for more than one year) and the amount of cash that is apportioned to the Put Option (together with any amount of premium received in respect thereof and deferred as described above) would be treated as short-term capital gain.

In the opinion of our counsel, Cadwalader, Wickersham & Taft LLP, it would be reasonable to treat your Notes as described above. However, in light of the uncertainty as to the United States federal income tax treatment, it is possible that your Notes could be treated as a single contingent debt instrument subject to special U.S. Treasury Regulations governing contingent debt instruments. If the Notes are so treated, the amount of interest you would be required to take into account for each accrual period would be determined by constructing a projected payment schedule for your Notes and applying rules similar to those for accruing original issue discount on a hypothetical non-contingent debt instrument with that projected payment schedule. This method is applied by first determining the yield at which we would issue a non-contingent fixed rate debt instrument with other terms and conditions similar to the Notes and then determining as of the issue date a payment schedule (including all fixed payments of interest actually provided for and a hypothetical payment at maturity) that would produce the comparable yield. These rules would generally have the effect of (i) treating each payment of stated interest on your Notes in part as taxable interest income (to the extent of the comparable yield) and thereafter as a tax-free return of capital and (ii) requiring you to use an accrual (rather than the cash receipts and disbursements) method of accounting with respect to interest on your Notes. It is also possible that pursuant to some other characterization, the timing and character of your income from the Notes could differ materially from the treatment described above. Because of this uncertainty, we urge you to consult your tax advisor as to the tax consequences of your investment in the Notes. Please read the discussion in “Supplement U.S. Tax Considerations” beginning on page PS-41 for a more detailed description of the tax treatment of your Notes.

In 2007, the Internal Revenue Service released a Notice that may affect the taxation of holders of the Notes. According to the Notice, the Internal Revenue Service and the Treasury Department are actively considering the appropriate tax treatment of holders of certain types of structured notes. Legislation has also been proposed in Congress that would require the holders of certain prepaid forward contracts to accrue income during the term of the transaction. It is not clear whether the Notice applies to instruments such as the Notes. Furthermore, it is not possible to determine what guidance or legislation will ultimately result, if any, and whether such guidance or legislation will affect the tax treatment of the Notes. Except to the extent otherwise required by law, UBS intends to treat your Notes for United States federal income tax purposes in accordance with the treatment described above and under “Supplemental U.S. Tax Considerations” beginning on page PS-41 of the Trigger Yield Optimization Notes product supplement unless and until such time as some other treatment is more appropriate.

Specified Foreign Financial Assets — Under recently enacted legislation, individuals that own “specified foreign financial assets” may be required to file information with respect to such assets with their tax returns, especially if such individuals hold such assets outside the custody of a U.S. financial institution. You are urged to consult your tax advisor as to the application of this legislation to your ownership of the Notes.

For a more complete discussion of the United States federal income tax consequences of your investment in the Notes, including the consequences of a sale or exchange of the Notes, please see the discussion under “Supplemental U.S. Tax Considerations” beginning on page PS-41 of the Trigger Yield Optimization Notes product supplement and consult your tax advisor.

Key Risks

An investment in the Notes involves significant risks. Some of the risks that apply to the Notes are summarized here, but we urge you to read the more detailed explanation of risks relating to the Notes generally in the ``Risk Factors” section of the Trigger Yield Optimization Notes product supplement. We also urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes.

♦	Risk of loss at maturity — The Notes differ from ordinary debt securities in that the issuer will not necessarily pay the full principal amount of the Notes at maturity. UBS will only pay you the principal amount of your Notes in cash if the final price of the underlying equity is greater than or equal to the trigger price and only at maturity. If the final price of the underlying equity is below the trigger price, UBS will deliver to you one share of the underlying equity at maturity for each Note that you own instead of the principal amount in cash. If you receive shares of underlying equity at maturity, the value of the equity is expected to be significantly less than the principal amount of the Notes or may have no value at all.
♦	Higher coupon rates are generally associated with a greater risk of loss — Greater expected volatility with respect to a Note’s underlying equity reflects a higher expectation as of the trade date that the price of such equity could close below its trigger price on the final valuation date of the Note. This greater expected risk will generally be reflected in a higher coupon payable on that Note. However, while the coupon rate is set on the trade date, the underlying equity’s volatility can change significantly over the term of the Notes. The price of the underlying equity for your Note could fall sharply, which could result in a significant loss of principal.
♦	The contingent repayment of principal applies only at maturity — You should be willing to hold your Notes to maturity. If you are able to sell your Notes prior to maturity in the secondary market, you may have to sell them at a loss relative to your initial investment even if the equity price is above the trigger price.
♦	Your return on the Notes is expected to be limited to the coupons paid on the Notes — If the closing price of the underlying equity on the final valuation date is greater than or equal to the trigger price, UBS will pay you the principal amount of your Notes in cash at maturity and you will not participate in any appreciation in the price of the underlying equity even though you risked being subject to the decline in the price of the underlying equity. If the closing price of the underlying equity on the final valuation date is less than the trigger price, UBS will deliver to you shares of the underlying equity at maturity which will be worth less than the trigger price as of the final valuation date and are unlikely to be worth more than the principal amount as of the maturity date. Therefore, your return on the Notes as of the maturity date is expected to be limited to the coupons paid on the Notes and may be less than your return would be on a direct investment in the underlying equity.
♦	Market risk — The price of the underlying equity can rise or fall sharply due to factors specific to that underlying equity or the issuer of such underlying equity (the “underlying equity issuer”) or the securities constituting the assets of the underlying equity issuer. These factors may include price volatility, earnings, financial conditions, corporate, industry and regulatory developments, management changes and decisions and other events, as well as general market factors, such as general market volatility and levels, interest rates and economic and political conditions. We urge you to review financial and other information filed periodically by the underlying equity issuer with the SEC.
♦	Owning the Notes is not the same as owning the underlying equity — The return on your Notes may not reflect the return you would realize if you actually owned the underlying equity. For instance, you will not receive or be entitled to receive any dividend payments or other distributions on the underlying equity over the term of your Notes. Furthermore, the underlying equity may appreciate substantially during the term of your Notes and you will not participate in such appreciation.
♦	Credit risk of UBS — The Notes are unsubordinated, unsecured debt obligations of the issuer, UBS, and are not, either directly or indirectly, an obligation of any third party. Any payment to be made on the Notes, including any repayment of principal, depends on the ability of UBS to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of UBS may affect the market value of the Notes and, in the event UBS were to default on its obligations, you may not receive any amounts owed to you under the terms of the Notes and you could lose your entire investment.
♦	No assurance that the investment view implicit in the Notes will be successful — It is impossible to predict whether and the extent to which the price of the underlying equity will rise or fall. There can be no assurance that the underlying equity price will not rise by more than the coupons paid on the Notes or will not close below the trigger price on the final valuation date. The price of the underlying equity will be influenced by complex and interrelated political, economic, financial and other factors that affect the issuer of the underlying equity. You should be willing to accept the risks of owning equities in general and the underlying equity in particular, and the risk of losing some or all of your initial investment.
♦	The calculation agent can make adjustments that affect the payment to you at maturity — For certain corporate events affecting the underlying equity, the calculation agent may make adjustments to the initial price or trigger price. However, the calculation agent will not make an adjustment in response to all events that could affect the underlying equity. If an event occurs that does not require the calculation agent to make an adjustment, the value of the Securities may be materially and adversely affected. In addition, all determinations and calculations concerning any such adjustments will be made by the calculation agent. You should be aware that the calculation agent may make any such adjustment, determination or calculation in a manner that differs from that discussed in the product supplement as necessary to achieve an equitable result. Following a delisting or discontinuance of the underlying equity, the amount you receive at maturity may be based on a share of another exchange traded fund. The occurrence of these events and the consequent adjustments may materially and adversely affect the value of the Securities. For more information, see the section “General Terms of the Securities — Antidilution Adjustments” and

“General Terms of the Securities — Delisting, Discontinuance or Modification of an ETF”. Regardless of any of the events discussed above, any payment on the Securities is subject to the creditworthiness of UBS.
♦	The value of the underlying equity may not completely track the value of the securities in which such exchange traded fund invests — Although the trading characteristics and valuations of the underlying equity will usually mirror the characteristics and valuations of the securities in which such exchange traded fund invests, its value may not completely track the value of such securities. The value of the underlying equity will reflect transaction costs and fees that the securities in which that exchange traded fund invests do not have. In addition, although the underlying equity may be currently listed for trading on an exchange, there is no assurance that an active trading market will continue for such underlying equity or that there will be liquidity in the trading market.
♦	Fluctuation of NAV — The net asset value (the “NAV”) of an exchange traded fund may fluctuate with changes in the market value of such exchange traded fund’s securities holdings. The market prices of the underlying equity may fluctuate in accordance with changes in NAV and supply and demand on the applicable stock exchanges. In addition, the market price of the underlying equity may differ from its NAV per share; the underlying equity may trade at, above or below its NAV per share.
♦	Failure of the underlying equity to track the level of the underlying index — While the underlying equity is designed and intended to track the level of a specific index (an “underlying index”), various factors, including fees and other transaction costs, will prevent the underlying equity from correlating exactly with changes in the level of such underlying index. Accordingly, the performance of the underlying equity will not be equal to the performance of its underlying index during the term of the Securities.
♦	There may be little or no secondary market for the Notes — No offering of the Notes will be listed or displayed on any securities exchange or any electronic communications network. A secondary trading market for the Notes may not develop. UBS Securities LLC and other affiliates of UBS may make a market in each offering of the Notes, although they are not required to do so and may stop making a market at any time. The price, if any, at which you may be able to sell your Notes prior to maturity could be at a substantial discount from the initial price to public and to its intrinsic economic value; and as a result, you may suffer substantial losses.
♦	Price of Notes prior to maturity — The market price of your Notes will be influenced by many unpredictable and interrelated factors, including the market price of the underlying equity and the expected price volatility of the underlying equity, the dividend rate on the underlying equity, the time remaining to the maturity of your Notes, interest rates, geopolitical conditions, economic, financial and political, regulatory or judicial events.
♦	Impact of fees on the secondary market price of Notes — Generally, the market price of the Notes after issuance is expected to be lower than the issue price to public of the Notes, since the issue price included, and the secondary market prices are likely to exclude, commissions, hedging costs or other compensation paid with respect to the Notes.
♦	Potential UBS impact on the market price of the underlying equity — Trading or transactions by UBS or its affiliates in the underlying equity and/or over-the-counter options, futures or other instruments with returns linked to the performance of the underlying equity may adversely affect the market price of the underlying equity and, therefore, the market value of your Notes.
♦	Potential conflict of interest — UBS and its affiliates may engage in business with the issuer of the underlying equity, which may present a conflict between the obligations of UBS and you, as a holder of the Notes. The calculation agent, an affiliate of UBS, will determine whether the final price is below the trigger price and accordingly the payment at maturity on your Notes. The calculation agent may postpone the determination of the final price and the maturity date if a market disruption event occurs and is continuing on the final valuation date.
♦	Potentially inconsistent research, opinions or recommendations by UBS — UBS and its affiliates publish research from time to time on financial markets and other matters that may influence the value of the Notes, or express opinions or provide recommendations that are inconsistent with purchasing or holding the Notes. Any research, opinions or recommendations expressed by UBS or its affiliates may not be consistent with each other and may be modified from time to time without notice. Investors should make their own independent investigation of the merits of investing in the Notes and the underlying equity to which the Notes are linked.
♦	Dealer incentives — UBS and its affiliates act in various capacities with respect to the Notes. We and our affiliates may act as a principal, agent or dealer in connection with the sale of the Notes. Such affiliates, including the sales representatives, will derive compensation from the distribution of the Notes and such compensation may serve as an incentive to sell these Notes instead of other investments. We will pay total underwriting compensation of 2.00% per Note to any of our affiliates acting as agents or dealers in connection with the distribution of the Notes.
♦	Uncertain tax treatment — Significant aspects of the tax treatment of the Notes are uncertain. You should read carefully the section entitled “What Are the Tax Consequences of the Notes?” on page 5 herein and the section entitled “Supplemental U.S. Tax Considerations” beginning on page PS-41 of the Trigger Yield Optimization Notes product supplement and consult your tax advisor about your tax situation.

Hypothetical Examples and Return Table

Assumptions

The following examples and return table illustrate the payment at maturity on a hypothetical offering of the Notes assuming the following*:

Term:	12 months
Hypothetical Coupon Rate**:	10.00% per annum (or $0.5417 per monthly period)
Hypothetical Total Coupon Payable**:	10.00% (or $6.50)
Hypothetical Initial Price of the Underlying Equity:	$65.00 per share
Hypothetical Trigger Price:	$48.75 (75% of the initial price)
Hypothetical Principal Amount:	$65.00 per Note (set equal to the initial price)
Hypothetical Dividend Yield on the Underlying Equity***:	1.00%
*	Actual coupon rate and terms for the Notes to be set on the trade date. Amounts here have been rounded for ease of analysis.
**	Coupon payment will be paid in arrears in twelve equal monthly installments during the term of the Notes on an unadjusted basis.
***	Hypothetical dividend yield holders of the underlying equity might receive over the term of the Notes. The assumed dividend yield represents a hypothetical dividend return and is not a full annualized yield. The actual dividend yield for any underlying equity may vary from the assumed dividend yield used for purposes of the following examples. Regardless, investors in the Notes will not receive any dividends paid on the underlying equity.

Hypothetical Examples

Scenario #1: The final price of the underlying equity is not below the trigger price of $48.75.

Since the final price of the underlying equity is not below the trigger price of $48.75, the issuer will pay you at maturity a cash payment equal to the principal amount of your Notes. This investment would outperform an investment in the underlying equity if the price appreciation of the underlying equity (plus dividends, if any) over the term of the Notes is less than 10.00%.

If the closing price of the underlying equity on the final valuation date is $65.00 (no change in the price of the underlying equity):

Payment at Maturity:	$65.00
Coupons :	$6.50	($0.5417 × 12 = $6.50)
Total:	$71.50
Total Return on the Notes:	10.00%

In this example, the total return on the Notes is 10.00% while the total return on the underlying equity is 1.00% (including dividends).

If the closing price of the underlying equity on the final valuation date is $84.50 (an increase of 30%):

Payment at Maturity:	$65.00
Coupons :	$6.50	($0.5417 × 12 = $6.50)
Total:	$71.50
Total Return on the Notes:	10.00%

In this example, the total return on the Notes is 10.00% while the total return on the underlying equity is 31.00% (including dividends).

If the closing price of the underlying equity on the final valuation date is $55.25 (a decline of 15%):

Payment at Maturity:	$65.00
Coupons :	$6.50	($0.5417 × 12 = $6.50)
Total:	$71.50
Total Return on the Notes:	10.00%

In this example, the total return on the Notes is 10.00% while the total return on the underlying equity is a loss of 14.00% (including dividends).

Scenario #2: The final price of the underlying equity is below the trigger price of $48.75.

Since the final price of the underlying equity is below the trigger price of $48.75, the issuer will pay you at maturity one share of the underlying equity for every Note you hold. The value received at maturity and the total return on the Notes at that time depends on the closing price of the underlying equity on the maturity date.

If the closing price of the underlying equity on the maturity date is $39.00 (a decline of 40%):

Value of share received	$39.00
Coupons:	$6.50	($0.5417 × 12 = $6.50)
Total:	$45.50
Total Return on the Notes:	-30.00%

In this example, the total return on the Notes is a loss of 30.00% while the total return on the underlying equity is a loss of 39.00% (including dividends).

If the closing price of the underlying equity on the maturity date is $32.50 (a decline of 50%):

Value of share received	$32.50
Coupons :	$6.50	($0.5417 × 12 = $6.50)
Total:	$39.00
Total Return on the Notes:	-40.00%

In this example, the total return on the Notes is a loss of 40.00% while the total return on the underlying equity is a loss of 49.00% (including dividends).

Underlying Equity			The Hypothetical Final Price is Greater Than or Equal to the Hypothetical Trigger Price(1)		The Hypothetical Final Price is Less Than the Hypothetical Trigger Price(2)
Hypothetical Final Price(3)	Equity Price Return(4)	Total Return on the Underlying Equity at Maturity(5)	Total Payment at Maturity + Coupon Payments(6)	Total Return on the Notes at Maturity(7)	Total Payment at Maturity + Coupon Payments(8)	Total Return at Maturity(7)(9)
$97.50	50.00%	51.00%	$71.50	10.00%	n/a	n/a
$94.25	45.00%	46.00%	$71.50	10.00%	n/a	n/a
$91.00	40.00%	41.00%	$71.50	10.00%	n/a	n/a
$87.75	35.00%	36.00%	$71.50	10.00%	n/a	n/a
$84.50	30.00%	31.00%	$71.50	10.00%	n/a	n/a
$81.25	25.00%	26.00%	$71.50	10.00%	n/a	n/a
$78.00	20.00%	21.00%	$71.50	10.00%	n/a	n/a
$74.75	15.00%	16.00%	$71.50	10.00%	n/a	n/a
$71.50	10.00%	11.00%	$71.50	10.00%	n/a	n/a
$68.25	5.00%	6.00%	$71.50	10.00%	n/a	n/a
$65.00	0.00%	1.00%	$71.50	10.00%	n/a	n/a
$61.75	-5.00%	-4.00%	$71.50	10.00%	n/a	n/a
$58.50	-10.00%	-9.00%	$71.50	10.00%	n/a	n/a
$55.25	-15.00%	-14.00%	$71.50	10.00%	n/a	n/a
$52.00	-20.00%	-19.00%	$71.50	10.00%	n/a	n/a
$48.75	-25.00%	-24.00%	$71.50	10.00%	n/a	n/a
$45.50	-30.00%	-29.00%	n/a	n/a	$52.00	-20.00%
$42.25	-35.00%	-34.00%	n/a	n/a	$48.75	-25.00%
$39.00	-40.00%	-39.00%	n/a	n/a	$45.50	-30.00%
$35.75	-45.00%	-44.00%	n/a	n/a	$42.25	-35.00%
$32.50	-50.00%	-49.00%	n/a	n/a	$39.00	-40.00%
$29.25	-55.00%	-54.00%	n/a	n/a	$35.75	-45.00%
(1)	A trigger event does not occur if the hypothetical Final Price of the underlying equity is not below the hypothetical Trigger Price.
(2)	A trigger event occurs if the hypothetical Final Price of the underlying equity is less than the hypothetical Trigger Price.
(3)	If the hypothetical Final Price of the underlying equity is not below the hypothetical Trigger Price, this number represents the Final Price. If the hypothetical Final Price of the underlying equity is below the hypothetical Trigger Price, this number represents the Final Price as of the Final Valuation Date and the Closing Price as of the Maturity Date.
(4)	The hypothetical Equity Price return range is provided for illustrative purposes only. The actual Equity Price return may be below -55% and you therefore may lose up to 100% of your principal amount.
(5)	The Total Return on the underlying equity at maturity includes a hypothetical 1.00% cash dividend payment.
(6)	Payment consists of the principal amount plus coupon payments of 10.00% per annum.
(7)	The Total Return on the Notes at maturity includes coupon payments of 10.00% per annum.
(8)	Payment consists of one share of the underlying equity plus coupon payments of 10.00% per annum.
(9)	If the hypothetical Final Price of the underlying equity is less than the hypothetical Trigger Price, the Total Return at maturity will only be positive in the event that the market price of the underlying equity on the Maturity Date is substantially greater than the hypothetical Final Price of such underlying equity. Such an increase in price is not likely to occur.

Information about the Underlying Equity

All disclosures contained in this free writing prospectus regarding the underlying equity are derived from publicly available information. Neither UBS nor any of its affiliates assumes any responsibilities for the adequacy or accuracy of information about the underlying equity contained in this free writing prospectus. You should make your own investigation into the underlying equity.

Included on the following pages is a brief description of the issuer of the underlying equity. This information has been obtained from publicly available sources. Set forth below is a table that provides the quarterly high and low closing prices for the underlying equity. The information given below is for the four calendar quarters in each of 2007, 2008, 2009 and 2010, and the first and second calendar quarters of 2011. Partial data is provided for the third calendar quarter of 2011. We obtained the closing price information set forth below from the Bloomberg Professional® service (``Bloomberg”) without independent verification. You should not take the historical prices of the underlying equity as an indication of future performance.

The underlying equity is registered under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Companies with securities registered under the Exchange Act are required to file financial and other information specified by the SEC periodically. Information filed by the issuer of the underlying equity with the SEC can be reviewed electronically through a website maintained by the SEC. The address of the SEC’s website is http://www.sec.gov. Information filed with the SEC by the issuer of the underlying equity under the Exchange Act can be located by reference to its SEC file number provided below. In addition, information filed with the SEC can be inspected and copied at the Public Reference Section of the SEC, 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Copies of this material can also be obtained from the Public Reference Section, at prescribed rates.

iShares® Russell 2000® Index Fund

We have derived all information regarding the iShares® Russell 2000® Index Fund (“IWM Fund”) contained in this free writing prospectus from publicly available information. Such information reflects the policies of, and is subject to changes by BlackRock Fund Advisors (“BFA”), the investment manager of the IWM Fund, a wholly-owned subsidiary of BlackRock Institutional Trust Company, N.A., which in turn is a majority-owned subsidiary of BlackRock, Inc. We make no representations or warranty as to the accuracy or completeness of the information derived from these public sources.

The IWM Fund is one of the one hundred and forty-five separate investment portfolios that constitute the iShares Trust. The IWM Fund seeks investment results that correspond generally to the price and yield performance, before fees and expenses of the Russell 2000 Index (the “Russell 2000”). The Russell 2000 measures the performance of the small-capitalization sector of the U.S. equity market and is provided by Russell Investment Group, an organization that is independent of the IWM Fund and BFA. The Russell Investment Group is under no obligation to continue to publish, and may discontinue or suspend the publication of the Russell 2000 at any time.

The Russell 2000 is a float-adjusted capitalization-weighted index of equity securities issued by the approximately 2,000 smallest issuers in the Russell 3000 Index. The IWM Fund invests in a representative sample of securities included in the Russell 2000 that collectively has an investment profile similar to the Index. The securities selected are expected to have, in the aggregate, investment characteristics (based on factors such as market capitalization and industry weightings), fundamental characteristics (such as return variability and yield), and liquidity measures similar to those of the Russell 2000. Due to the use of representative sampling, the IWM Fund may or may not hold all of the securities that are included in the Russell 2000.

As of September 29, 2011, ordinary operating expenses of the IWM Fund are expected to accrue at an annual rate of 0.26% of the IWM Fund’s daily net asset value. Expenses of the IWM Fund reduce the net asset value of the assets held by the IWM Fund and, therefore, reduce the value of the shares of the IWM Fund.

You may receive shares of the IWM Fund at maturity as payment on the Notes, therefore in making your decision to invest in the Notes you should review the prospectus related to the IWM Fund, dated August 1, 2011, filed by the iShares Trust (“the IWM Fund Prospectus”) available at http://www.sec.gov/Archives/edgar/data/1100663/000119312511204301/d497k.htm. In addition, the IWM Fund Prospectus is available on IWM Fund’s website as indicated below. In making your decision to invest in the Notes you should pay particular attention to the sections of the IWM Fund Prospectus entitled “A Further Discussion of Principal Risks.”

Information filed by iShares Trust with the SEC under the Securities Exchange Act and the Investment Company Act can be found by reference to its SEC file number: 001-15897 and 811-09729. IWM Fund’s website is http://us.ishares.com/product_info/fund/overview/IWM.htm. Shares of the IWM Fund are listed on the NYSE Arca under ticker symbol “IWM.”

Information from outside sources is not incorporated by reference in, and should not be considered part of, this free writing prospectus or any accompanying prospectus. We make no representation or warranty as to the accuracy or completeness of the information contained in outside sources.

Historical Information

The following table sets forth the quarterly high and low closing prices for the IWM Fund, based on daily closing prices as reported by Bloomberg. The closing price of the IWM Fund on September 29, 2011 was $66.33. Past performance of the IWM Fund is not indicative of the future performance of the IWM Fund.

Quarter Begin	Quarter End	Quarterly High	Quarterly Low	Quarterly Close
1/3/2007	3/30/2007	$82.39	$75.17	$79.51
4/2/2007	6/29/2007	$84.79	$79.75	$82.96
7/2/2007	9/28/2007	$85.74	$75.20	$80.04
10/1/2007	12/31/2007	$84.18	$73.02	$75.92
1/2/2008	3/31/2008	$75.12	$64.30	$68.51
4/1/2008	6/30/2008	$76.17	$68.47	$69.03
7/1/2008	9/30/2008	$75.20	$65.50	$68.39
10/1/2008	12/31/2008	$67.02	$38.58	$49.27
1/2/2009	3/31/2009	$51.27	$34.36	$41.94
4/1/2009	6/30/2009	$53.19	$42.82	$50.96
7/1/2009	9/30/2009	$62.02	$47.87	$60.23
10/1/2009	12/31/2009	$63.36	$56.22	$62.26
1/4/2010	3/31/2010	$69.25	$58.68	$67.81
4/1/2010	6/30/2010	$74.14	$61.08	$61.08
7/1/2010	9/30/2010	$67.67	$59.04	$67.47
10/1/2010	12/31/2010	$79.22	$66.94	$78.23
1/3/2011	3/31/2011	$84.17	$77.18	$84.17
4/1/2011	6/30/2011	$86.37	$77.77	$82.80
7/1/2011*	9/29/2011*	$85.65	$64.73	$66.33
*	As of the date of this free writing prospectus, available information for the third calendar quarter of 2011 includes data for the period from July 1, 2011 through September 29, 2011. Accordingly, the “Quarterly High,” “Quarterly Low” and “Quarterly Close” data indicated are for this shortened period only and do not reflect complete data for the third calendar quarter of 2011.

The graph below illustrates performance of the IWM Fund from June 14, 2002 through September 29, 2011, based on information from Bloomberg. The dotted line represents a hypothetical trigger price of $49.75, which is equal to 75% of the closing price on September 29, 2011. The actual trigger price will be based on the closing price of the IWM Fund on the trade date. Past performance of the IWM Fund is not indicative of the future performance of the IWM Fund.

Supplemental Plan of Distribution (Conflicts of Interest)

We will agree to sell to UBS Financial Services Inc. and certain of its affiliates, together the “Agents,” and the Agents will agree to purchase, all of the Notes at the issue price less the underwriting discount indicated on the cover of the final pricing supplement, the document that will be filed pursuant to Rule 424(b) containing the final pricing terms of the Notes.

We or one of our affiliates may enter into swap agreements or related hedge transactions with one of our other affiliates or unaffiliated counterparties in connection with the sale of the Notes; and UBS or its affiliates may earn additional income as a result of payments pursuant to the swap or related hedge transactions.

Conflicts of Interest — Each of UBS Securities LLC and UBS Financial Services Inc. is an affiliate of UBS and, as such, has a “conflict of interest” in this offering within the meaning of FINRA Rule 5121. In addition, UBS will receive the net proceeds (excluding the underwriting discount) from the initial public offering of the Notes and, thus creates an additional conflict of interest within the meaning of FINRA Rule 5121. Consequently, the offering is being conducted in compliance with the provisions of FINRA Rule 5121. Neither UBS Securities LLC nor UBS Financial Services Inc. is permitted to sell Notes in the offering to an account over which it exercises discretionary authority without the prior specific written approval of the account holder.